MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2011 AND 2010

(AMOUNTS IN CANADIAN DOLLARS)

NOVEMBER 8, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Additionally, Northcore has launched a Social Commerce Group to deliver holistic technology solutions that help businesses leverage social media to accelerate buying and selling.

Our integrated software solutions and support services are designed for organizations in a number of sectors including financial services, manufacturing, oil and gas, and government, providing a range of benefits such as:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets to support improved asset utilization and redeployment of idle equipment;
•	Manage the appraisal of used equipment more effectively, resulting in a better understanding of fair market values; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them improve working capital through more efficient management of their fixed assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the Over-the-Counter (OTC) Bulletin Board (OTCBB: NTLNF).

This Management’s Discussion and Analysis (MD&A) for Northcore should be read with the unaudited interim consolidated financial statements for the period ended September 30, 2011, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2010.  This document was approved by the Board of Directors on November 8, 2011.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2011, the Company adopted International Financial Reporting Standards (IFRS) for financial reporting purposes, using the transition date of January 1, 2010.  The financial statements for the three and nine month periods ended September 30, 2011, including required comparative information, have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow.  Further information on the IFRS impact is provided in the Adoption of New Accounting Policies section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

DEVELOPMENTS IN THE THIRD QUARTER OF 2011

Northcore accomplished the following activities in the period:

•	Deployed a new release of the Asset Tracker redeployment platform for a major global food and beverage corporation;
•	Garnered significant capital market interest, which resulted in the initiation of analyst coverage;
•	Launched first Social Commerce client, Discount This, with a unique group buying platform at: www.discountthis.com;
•	Formed a Social Commerce Group to focus on helping corporations leverage social media to accelerate buying and selling;
•	Entered into an agreement to provide the e-tendering technology for the Irish Government Health Services Executive’s initial online acquisition pilot; and
•	Secured $1,107,000 proceeds through the exercise of warrants and options by current holders.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the OTC Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges; and
•	The ability to enforce legal claims against us or our officers or directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined above, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended September 30, 2011 and 2010

The following commentary compares the unaudited consolidated financial results for the three month periods ended September 30, 2011 and 2010, and analyzes significant changes in the consolidated statements of operations and comprehensive loss.

Overview:   Operational EBITDA loss for the third quarter of 2011 was $404,000, consistent with the Operational EBITDA loss of $395,000 reported for the third quarter of 2010.

Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

Our loss for the third quarter of 2011 was $820,000, a loss of $0.004 per share, compared to a loss of $1,028,000 or $0.006 per share for the same quarter of 2010.  The improvement in loss was attributed to the increase in revenues, partially offset by higher non-cash stock-based compensation expense during the quarter.  Further, prior year’s loss included a provision for impaired investment and a gain on settlement of debt.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting fees and social commerce solutions.

Revenues increased by $71,000 or 54 percent, to $203,000 for the quarter ended September 30, 2011, from $132,000 for the same quarter of 2010.  The growth in revenues was attributed to the higher social commerce services revenues in connection with group purchase platform and applications implementation for our strategic partners.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

General and administrative expenses increased by $40,000 or 13 percent, to $351,000 for the quarter ended September 30, 2011, compared to $311,000 for the same quarter of 2010.  The increase was attributed to higher professional fees, partially offset by foreign exchange gains during the quarter.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  For the quarter ended September 30, 2011, these costs amounted to $181,000, an increase of $7,000 or four percent from the $174,000 reported in the same quarter of 2010.  The increase in costs was due primarily to the increase in staffing levels compared to the same period of 2010.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended September 30, 2011, sales and marketing costs amounted to $75,000, as compared to $41,000 in the same period of 2010, an increase of $34,000 or 83 percent.  The increase was due to the Company engaging a sales executive in Europe to explore new business opportunities in this region.

Stock-based Compensation:  Stock-based compensation expense for the quarter ended September 30, 2011 was $ 372,000 of non-cash expenses, compared to $77,000 in the same period of 2010, an increase of $295,000.  The increase was due to the vesting of stock options, which were higher in the third quarter of 2011 due to the higher number of stock options granted during the second quarter for new senior management and Board members.

Depreciation: Depreciation expense for the quarter ended September 30, 2011 was $8,000, consistent with the $5,000 recorded in the same period of 2010.

Interest Expense:  Interest expense for the quarter ended September 30, 2011 amounted to $54,000, a decrease of $15,000 or 22 percent from the $69,000 recorded in the same quarter of 2010.  The interest expense for 2011 included a cash interest expense of $20,000 and a non-cash accretion interest expense of $34,000 related to the Series L and N secured subordinated notes.  The interest expense for 2010 included a cash interest expense of $39,000 and a non-cash accretion interest expense of $30,000 related to the Series L and N secured subordinated notes.

Other Expenses:  Other expenses in 2010 were comprised of a provision for impaired investment in Southcore Technologies, partially offset by a gain on debt settlement with the Series G debt holders.  During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Comparison of the Nine Month Periods Ended September 30, 2011 and 2010

The following commentary compares the unaudited consolidated financial results for the nine month periods ended September 30, 2011 and 2010, and analyzes significant changes in the consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Overview:  Year-to-date Operational EBITDA loss was $1,252,000, an improvement of six percent from the Operational EBITDA loss of $1,326,000 reported for the same period of 2010.  An increase in revenues contributed to the reduction in Operational EBITDA loss during the period.

The year-to-date loss was $3,274,000, a loss of $0.017 per share for 2011, compared to a loss of $2,355,000 or $0.014 per share for the same period of 2010.  The increase in loss for the nine months ended September 30, 2011 was attributed primarily to non-cash stock-based compensation.

Revenue:  Revenues increased by $167,000 or 41 percent, to $573,000 for the nine months ended September 30, 2011, from $406,000 for the same period of 2010.  The growth in revenues was attributed to the higher social commerce services revenues in connection with group purchase platform and applications implementation for our strategic partners.

Income from GEAM, LLC:  Income is derived from using the equity method of accounting to record the Investment in GEAM, LLC.

Income from investments increased by $22,000 or 69 percent, to $54,000 for the nine months ended September 30, 2011, from $32,000 for the same period of 2010.  The increase was due to higher earnings reported by the joint venture in connection with the NMHG hosting contract which commenced in the fourth quarter of 2010.

General and Administrative:  General and administrative expenses increased by $259,000 or 25 percent  to $1,308,000 for the nine months ended September 30, 2011, from $1,049,000 for the same period in 2010.  The increase was attributed to higher non-cash, non-recurring professional fees in connection with the recruitment of new senior management and Board members, as well as engaging an Intellectual Property firm to help examine the applicability of the Company’s core technology and intellectual property portfolio in selected business domains.

Customer Service and Technology:  For the nine months ended September 30, 2011, these costs amounted to $543,000, consistent with the $550,000 reported for the same period of 2010.

Sales and Marketing: Sales and marketing expenses increased by $76,000 to $209,000 for the nine months ended September 30, 2011, from $133,000 for the same period in 2010, an increase of 57 percent.  The increase was due to the Company engaging a sales executive in Europe during the fourth quarter of 2010 to explore new business opportunities in this region.

Stock-based Compensation:  Stock-based compensation expense for the nine months ended September 30, 2011 amounted to $1,625,000 of non-cash expenses, as compared to $374,000 for the same period of 2010.  The increase was due to the vesting of stock options, which were higher in 2011 due to the higher number of stock options granted to new senior management and Board members during the second quarter of 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Depreciation: Depreciation expense was $20,000 for the nine months ended September 30, 2011, consistent with the $16,000 recorded for the same period of 2010.

Interest Expense:  Interest expense was $196,000 for the nine months ended September 30, 2011, compared to $184,000 for the same period of 2010.  The increase in interest expense was attributed to interest expense on the operating loan received during the fourth quarter of 2010.  The interest expense for 2011 included a cash interest expense of $93,000 and a non-cash accretion interest expense of $103,000 related to the Series L and N secured subordinated notes.  The interest expense for 2010 included a cash interest expense of $100,000 and a non-cash interest expense of $84,000 related to the Series L and N secured subordinated notes.

Other Expenses:  Other expenses in 2010 were comprised of a provision for impaired investment in Southcore Technologies, partially offset by a gain on debt settlement with the Series G debt holders.  During the quarter ended September 30, 2010, the Company wrote off the investment in Southcore as the Company determined that there was an other than temporary decline in the value of the investment.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $1,590,000 for the nine months ended September 30, 2011, as compared to cash outflows of $829,000 from operating activities in the same period of 2010.  The increase in operating cash outflows was a result of the change in non-cash operating working capital as detailed in Note 13 of the unaudited interim consolidated financial statements.

Cash Flows from Investing Activities:  Investing activities resulted in cash outflows of $25,000 during the nine months ended September 30, 2011, as compared to cash inflows of $60,000 for the same period of 2010.  The acquisition of new capital assets contributed to the cash outflows during the period.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $3,088,000 for the nine months ended September 30, 2011, as compared to inflows of $574,000 for the same period of 2010.   Cash inflows during the year were due to the issuance common shares and warrants for proceeds of $1,018,000, warrants and stock options exercises of $2,530,000 and $195,000, respectively, partially offset by repayment of notes payable of $530,000 and share issuance costs of $125,000.  Cash inflows during 2010 were due to the issuance of common shares and warrants for proceeds of $383,000, issuance of notes payable of $147,000 and the exercise of warrants and stock options for proceeds of $169,000 and $4,000, respectively, partially offset by share issuance costs of $129,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters.  These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011		Dec 31, 2010		Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
	(in thousands, except per share amounts)									Cdn Gaap
Revenues	$203	$187		$183		$176	$132	$124	$150	$179
Operating expenses:
General and administrative	351	585		372		391	311	351	387	342
Customer service and technology	181	181		181		184	174	184	192	193
Sales and marketing	75	65		69		54	41	41	51	56
Stock-based compensation	372	1,170		83		143	77	104	193	91
Depreciation	8	6		6		6	5	5	6	6
Total operating expenses	987	2,007		711		778	608	685	829	688
Loss from operations before the under-noted	(784)	(1,820)		(528)		(602)	(476)	(561)	(679)	(509)
Interest expense:
Interest on notes payable and secured subordinated notes	20	28		45		54	39	32	29	38
Accretion of secured subordinated notes	34	33		36		32	30	28	26	60
Total interest expense	54	61		81		86	69	60	55	98
Other expenses (income):
Income from GE Asset Manager	(18)	(1)		(35)		(11)	(4)	(7)	(21)	-
Gain on settlement of debt	-	-		-		-	(57)	-	-	-
Provision for impaired investment	-	-		-		-	544	-	-	-
Total other expenses (income)	(18)	(1)		(35)		(11)	483	(7)	(21)	-
Loss and comprehensive loss for the period	$(820)	$(1,880)	$	(574)	$	(677)	$(1,028)	$(614)	$(713)	$(607)
Loss per share - basic and diluted	$(0.004)	$(0.009)		$(0.003)		$(0.004)	$(0.006)	$(0.004)	$(0.004)	$(0.004)

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

RECONCILIATION OF LOSS TO OPERATIONAL EBITDA (1)

Quarter ended	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011		Dec 31, 2010		Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
	(in thousands)									Cdn Gaap
Loss for the period, as per above	$(820)	$(1,880)	$	(574)	$	(677)	$(1,028)	$(614)	$(713)	$(607)
Reconciling items:
Stock-based compensation	372	1,170		83		143	77	104	193	91
Depreciation	8	6		6		6	5	5	6	6
Interest expense	54	61		81		86	68	60	55	98
Income from GE Asset Manager	(18)	(1)		(35)		(11)	(4)	(7)	(21)	-
Provision for impaired investment	-	-		-		-	544	-	-	-
Gain on settlement of debt	-	-		-		-	(57)	-	-	-
Non recurring professional fees	-	235		-		-	-	-	-	-
OPERATIONAL EBITDA	$(404)	$(409)	$	(439)	$	(453)	$(395)	$(452)	$(480)	$(412)

(1) Operational EBITDA is defined as the loss before interest, taxes, depreciation, stock-based compensation, non-cash and non-recurring items.  The Company considers Operational EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of equity private placements, convertible debentures, options and warrants exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $100.4 million from debt and equity financing and has realized $25.8 million in gains on investment disposals. The Company has not earned profits to date and at September 30, 2011, has an accumulated deficit of $122.3 million.  The Company expects to incur losses further into 2011 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Current assets of $1,811,000 exceeded current liabilities (excluding deferred revenue) of $971,000 by $840,000 at the end of the third quarter of 2011.  Current assets of $238,000 were exceeded by current liabilities (excluding deferred revenue) of $1,650,000 by $1,412,000 at the end of the fourth quarter of 2010.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash increased by $1,473,000 to $1,524,000 as at September 30, 2011 from $51,000 as at December 31, 2010.  This increase in cash was the result of the activities described in the Results of Operations section above.

CONTRACTUAL OBLIGATIONS

As at September 30, 2011, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

	Total	Remainder of 2011	2012	2013	2014	2015
	(in thousands)

Operating leases	$481	$39	$156	$156	$130	$-
License agreements	190	40	50	50	50	-
Secured subordinated notes - principal repayment	745	535	-	210	-	-
Secured subordinated notes - interest payment	40	14	21	5	-	-
	$1,456	$628	$227	$421	$180	$-

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2010.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary to the carrying value of assets and liabilities, the reported net losses and the financial position classification used.

The continued existence beyond September 30, 2011 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures.  We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2010.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support) and application hosting fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with IFRS, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 985-605 (previously the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software revenue Recognition, With Respect to Certain Transactions”).

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under existing hosting contracts, the Company charges customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for the Company’s customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in ASC Subtopic 985-605 are met:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	Fee is fixed or determinable; and
•	Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

ADOPTION OF NEW ACCOUNTING POLICIES

IFRS
The Company has prepared its September 30, 2011 interim consolidated financial statements in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards, and with IAS 34, Interim Financial Reporting, as issued by the IASB.  Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles ("previous GAAP").  The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures.

The Company’s IFRS accounting policies are provided in Note 1 to the unaudited interim consolidated financial statements.  In addition, Note 13 to the unaudited interim consolidated financial statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results.   Reconciliations include the Company’s Consolidated Statements of Shareholders' Equity as at September 30, 2010 and Consolidated Statements of Operations and Comprehensive Loss for the three and nine month periods ended September 30, 2010.

The following discussion explains the significant differences between Northcore’s previous GAAP accounting policies and those applied by the Company under IFRS.  IFRS policies have been retroactively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.

Share-Based Payments
The Company issues stock-based awards in the form of stock options that vest over each specified time period. The options normally expire five years from the date of the grant.

Under IFRS 2, Share-Based Payments, expense is based on the fair value of the awards granted.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.  For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in profit or loss.

Under previous GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the respective vesting period.  Accordingly, this will result in each grant being recognized as an expense at a faster rate under IFRS than under previous GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Investments
On May 12, 2011, the IASB issued the new standard, IFRS 11, Joint Arrangements.  The effective date for this standard is January 1, 2013, with early adoption permitted.  This standard requires investments in joint ventures to be accounted using the equity method in accordance with IAS 28, Investments in Associates and Joint Ventures.

On September 23, 2003, the Company established a joint venture with the GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture. The joint venture operates under the name of GE Asset Manager, LLC.  Prior to the Company’s IFRS transition date, the consolidated financial statements of the Company reflected the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.

The Company has elected to early adopt IFRS 11, and as a result, assets, liabilities, income and expense accounts have been restated to reflect the investment using the equity method of accounting since its inception.

Impairments
IAS 36, Impairment of Assets, requires a write-down to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than the carrying value.  Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation and amortization as if no impairment had been recognized for the asset for prior periods.

Financial Instruments - Classification of Financial Instruments
Accounting treatment of financial assets and liabilities subsequent to initial recognition, including accounting for respective gains and losses, depends on how they are classified.

Financial assets are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  The Company determines the classification of its financial assets at initial recognition.

Financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or other liabilities, as appropriate.  The Company determines the classification of its financial liabilities at initial recognition.

Financial Instruments - Measurement of Financial Assets
When financial assets are recognized initially, they are measured at fair value on the date of acquisition plus directly attributable transaction costs except financial instruments carried at fair value through profit or loss.  Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are recognized in profit or loss.  The measurement of financial instruments after initial recognition depends on their initial classification.  All financial assets are measured at fair value except for loans and receivables, held-to-maturity assets and, in rare circumstances, unquoted equity instruments whose fair values cannot be measured reliably, or derivatives linked to, and that must be settled by the delivery of, such unquoted equity instruments that cannot be measured reliably.

Investments in equity instruments that are traded in an active market are carried at fair value based on quoted market prices at the financial position date.  Investments in equity instruments that are not quoted in an active market are measured at fair value unless fair value cannot be reliably measured. In such cases the investments are measured at cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

Financial Instruments - Measurement of Financial Liabilities
All financial liabilities are recognized initially at fair value.  For loans and borrowings, directly attributable transaction costs are applied against the balance of the liability.  The Company’s financial liabilities include trade and other payables and loans and borrowings.

•	Loans and Borrowings
After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate method.  The effective interest rate method amortization is included in finance costs in the consolidated statement of profit or loss.

•	Convertible Debentures
IAS 32, Financial Instruments - Presentation, requires the equity component of a compound financial instrument be assigned the residual amount after deducting from the fair value of the compound financial instrument as a whole the amount separately determined for the liability component.

Financial Instruments – De-recognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability.  Any loss on the de-recognition of the original liability is recognized in profit or loss.

Recent Accounting Pronouncements
The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•	IFRS 9 - Financial Instruments
IFRS 9, Financial Instruments, was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2011 and 2010
Dated: November 8, 2011

•	IFRS 10 - Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation—Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements, and is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

•	IFRS 13 - Fair Value Measurement
IFRS 13, Fair Value Measurement, was issued by the IASB in May 2011.  IFRS 13 establishes new guidance on fair value measurement and disclosure requirements for IFRSs and US generally accepted accounting principles (GAAP).  The guidance, set out in IFRS 13 and an update to Topic 820 in the FASB’s Accounting Standards Codification (formerly referred to as SFAS 157), completes a major project of the boards’ joint work to improve IFRSs and US GAAP and to bring about their convergence.  The standard is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.

•	IAS 1 - Presentation of Financial Statements
IAS 1, Presentation of Financial Statements, was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified.  The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged.  The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

CORPORATE DIRECTORY

DIRECTORS	CORPORATE OFFICE	SHARES OUTSTANDING

T. Christopher Bulger	Northcore Technologies Inc.	As at September 30, 2011:
Chairman of the Audit Committee	302 The East Mall, Suite 300	208,981,036 common shares
Toronto, Ontario M9B 6C7
Anthony DeCristofaro	1 888 287 7467
Chairman of the Board

Ryan Deslippe	AUDITORS	REGISTRAR & TRANSFER AGENT
Board Member
	Collins Barrow Toronto LLP	Equity Financial Trust Company
Marvin Igelman	11 King Street, West, Suite 700	200 University Avenue
Board Member	Toronto, Ontario, M5H 4C7	Suite 400
Toronto, ON M5H 4H1
Amit Monga
Chief Executive Officer

Jim Moskos
Chief Operating Officer	ADDITIONAL SHAREHOLDER INFORMATION	STOCK EXCHANGE LISTINGS

	Website:	Toronto Stock Exchange
	www.northcore.com	Symbol: NTI
OTC Bulletin Board
	Email:	Symbol: NTLNF
investor-relations@northcore.com

© 2011 Northcore Technologies Inc.